Takeda and Teva Establish “Teva Takeda Yakuhin Ltd.” in Japan

Jerusalem, Israel and Osaka, Japan, April 1, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and Takeda Pharmaceutical Company Limited (TSE: 4502) announce the establishment of Teva Takeda Yakuhin Ltd. (“Teva Takeda Yakuhin”). The newly established business venture is pleased to announce that Mr. Hiroshi Matsumori has been appointed Chief Executive Officer and President of Teva Pharma Japan Inc (“Teva Pharma”). Mr. Matsumori has over 34 years of rich and diverse experience in the pharmaceutical industry including in the generics and LLP businesses, the core business of the newly established business venture. Mr. Matsumori will assume this position on April 25, 2016, and will be based in Nagoya.

As a result of this strategic move, Takeda, an R&D driven pharmaceutical company which has a long history as a leading company in Japan, and Teva, among the top ten pharmaceutical companies in the world and the global leader in generics, will meet the wide-ranging needs of patients and growing importance of generics in Japan through the provision of off-patent drugs (products whose patents have expired).

“We are delighted to begin this new business venture with Teva in Japan,” said Masato Iwasaki, Ph.D., President of Takeda’s Japan Pharma Business Unit. “Takeda’s leading brand reputation and strong distribution presence in Japan combined with Teva’s global supply chain and production network, expertise in commercial deployment and R&D, and the understanding of science, brings forward a new, collaborative business model in line with government objectives and ultimately serving millions of patients.”

“We are very much looking forward to the new business venture with Takeda as our partner in Japan and we welcome Mr. Matsumori as the newly appointed CEO, whose extensive knowledge in the generics and LLP businesses will help position the company for future success.” said Siggi Olafsson, President and CEO of Teva Global Generic Medicines. “Japan is one of the fastest growing generics markets in the world, and we expect its high growth to continue driven by social requirements such as increased patients’ needs for a stable supply of affordable high quality medicines and reduction of healthcare expenditures. We believe that we can contribute to the healthcare industry, medical professionals and most important, patients in Japan.”

• Teva Takeda Yakuhin is established by the name change of Taisho Pharm. Ind., Ltd. (“Taisho Pharm”),and a subsidiary of Teva, which runs a generic drug business and transfers Takeda’s long listed products (LLP) business in Japan as of the date. Please refer to the press release on December 28, 2015 below regarding details of the establishment of Teva Takeda Yakuhin and Teva Takeda Pharma.
http://www.takeda.com/news/2015/20151228      7258.html

Outline of Teva Takeda Yakuhin Ltd.

(1) Company name	Teva Takeda Yakuhin Ltd.

(2)Location	3 Ohara-ichiba, Koka-cho, Koka City, Shiga Pref.

(3)Representative	Representative Director: Ichiro Kikushige

(4) Scope of business	Development, manufacturing, sales and marketing of pharmaceutical products

(5) Capital	JPY 3,169milion

(6) Date of name change	April 1st, 2016

(7) Number of shares issued	12 Shares

(8) Fiscal year end	December 31st

(9) Major shareholders and ratio of shares held	Teva Pharma Japan Inc. 100 *Name to be changed to Teva Takeda Pharma Ltd. in or after October 2016.

Outline of Teva Takeda Pharma Ltd.

(1) Company name	Teva Takeda Pharma Ltd.

(2) Location	1-24-11,Taiko, Nakamura-ku, Nagoya City

(3) CEO/President	Hiroshi Matsumori

(4) Scope of business	Development, manufacturing, sales and marketing of pharmaceutical products

(5) Capital	JPY 154,723milion

(6) Date of name change	In or after October, 2016 (TBD)

(7) Number of shares issued	1301 Shares

(8) Fiscal year end	December 31st

(9) Major shareholders and ratio of shares held	Teva Holdings KK 51% Takeda Pharmaceutical Company Limited 49%

Anticipated effects of this event to the consolidated profit & loss

Takeda anticipates that the transaction will be both EPS and cash flow accretive in FY2016 and over the long term, due to growth of the generic pharmaceutical business and the addition of products from Takeda and Teva to the new business venture. As a result of the transfer of intangible assets of long listed products from Takeda to Teva Takeda Yakuhin, Takeda expects to record approximately 100 billion yen of “gains on transfer of business” under “other operating income” in its FY2016 consolidated financials. Such amount is expected to be finalized by Takeda’s first quarter 2016 earnings announcement. The new business venture is expected to be accretive to Teva’s non GAAP EPS beginning in 2016. Additional details about the financial impact of the transaction were outlined in Takeda’s TSE Filing of December 28, 2015, and will be revised and reflected in Takeda’s 2016 forecast, which will be communicated in May 2016.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

About Takeda Pharmaceutical Company
Takeda Pharmaceutical Company Limited is a global, R&D-driven pharmaceutical company committed to bringing better health and a brighter future to patients by translating science into life-changing medicines. Takeda focuses its research efforts on oncology, gastroenterology and central nervous system therapeutic areas. It also has specific development programs in specialty cardiovascular diseases as well as late-stage candidates for vaccines. Takeda conducts R&D both internally and with partners to stay at the leading edge of innovation. New innovative products, especially in oncology and gastroenterology, as well as its presence in emerging markets, fuel the growth of Takeda. More than 30,000 Takeda employees are committed to improving quality of life for patients, working with our partners in health care in more than 70 countries. For more information, visit http://www.takeda.com/news.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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CONTACTS:
For Takeda Pharmaceutical Company Limited:
For investors:
Noriko Higuchi
noriko.higuchi@takeda.com
+81 3-3278-2306

For media:
Tsuyoshi Tada
tsuyoshi.tada@takeda.com
+81 3-3278-2417

For Teva Pharmaceutical Industries Ltd.:
For investors:
Kevin C. Mannix – United States — +215-591-8912
Ran Meir – United States — +215-591-3033
Tomer Amitai – Israel — +972 (3) 926-7656

For media:
Iris Beck Codner – Israel — +972 (3) 926-7687
Denise Bradley – United States — +215-591-8974
Mikiko Yamada – Japan — +81-52-459-2001